UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 29, 2023, Evotec SE (the “Company”) issued a press release announcing the Company’s financial results and business updates for the first half of 2023 attached hereto as Exhibit 99.1.

Exhibit 99.2 and Exhibit 99.3 to this report on Form 6-K, respectively the Amended Form of U.S. Restricted Share Unit Plan and Amended Form of U.S. Restricted Share Unit Plan Award Agreement, are incorporated by reference into the registration statement on Form S-8 (File No. 333-265727), and shall be deemed to be part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec SE Half-Year Report dated August 29, 2023

99.2	Amended Form of U.S. Restricted Share Unit Plan is incorporated by reference replacing Exhibit 10.1 in the Registration Statement on Form S-8 (File No. 333-272285) of the Company.

99.3	Amended Form of U.S. Restricted Share Unit Plan Award Agreement is incorporated by reference replacing Exhibit 10.2 in the Registration Statement on Form S-8 (File No. 333-272285) of the Company.

SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer

Date: August 29, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec SE Half-Year Report dated August 29, 2023

99.2	Amended Form of U.S. Restricted Share Unit Plan is incorporated by reference replacing Exhibit 10.1 in the Registration Statement on Form S-8 (File No. 333-272285) of the Company.

99.3	Amended Form of U.S. Restricted Share Unit Plan Award Agreement is incorporated by reference replacing Exhibit 10.2 in the Registration Statement on Form S-8 (File No. 333-272285) of the Company.